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March 10, 2008

VIA EDGAR & FACSIMILE

Mr. Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Fundtech Ltd. Schedule TO-T filed March 5, 2008 by Clal Industries and Investments Ltd. SEC File No. 005-60233

Dear Mr. Duchovny:

        On behalf of our client, Clal Industries and Investments Ltd. (the “Bidder”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 7, 2008 (the “Comment Letter”), with respect to the Bidder’s Schedule TO-T filed with the Commission on March 5, 2008 (SEC File No. 005-60233) (the “Schedule TO”) in connection with its offer to purchase (the “Offer”) up to 2,338,686 outstanding ordinary shares, par value NIS 0.01 per share, of Fundtech Ltd. (“Fundtech”).

        Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Bidder’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Bidder’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Bidder statement below.

        In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) amending the Schedule TO disclosure in response to the Comment Letter.

Schedule TO-T

General

1.	What consideration was given to whether IDB Development, IDB Holding or the entities and individuals which directly or indirectly control IDB Holding are bidders in the offer and should file and provide the information required by Schedule TO? In this regard, we note the control relationship between the bidder and the above parties and that, as noted on page 8, such parties may be deemed to be the beneficial owners of the shares of Fundtech held directly by Clal. For a listing of factors to be considered in determining the bidders in a tender offer, see the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline, available on our web site (www.sec.gov).

Response

        While the Bidder acknowledges the control relationship between the Bidder and “IDB Development, IDB Holding or the entities and individuals which directly or indirectly control IDB Holding” and that, as noted on page 8 of the Offer to Purchase, such parties may be deemed beneficial owners of shares of Fundtech held directly by the Bidder, the Bidder does not believe such parties are bidders in the Offer in light of the other factors and guidance contained in the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline (the “Outline”).

        In particular, with respect to the factors enumerated in the Outline we note that, except to the extent any such parties are also directors and/or officers of the Bidder, in which case such persons were or are acting solely in their capacities as such in respect of the Offer, none of such parties (i) played a significant role in initiating, structuring or negotiating the Offer, (ii) are acting together with the Bidder, (iii) control the terms of the Offer, (iv) are providing financing for the Offer or playing a primary role in obtaining financing, (v) formed the Bidder, or (vi) formed or caused the Bidder to be formed, as the nominal bidder (as the only bidder is the Bidder itself).

        In addition, we note that the guidance contained in the Outline provides, among other things, that “[t]he fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as the bidder” and that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” In this instance, the Bidder is an established public company in Israel with substantial assets and operations apart from those related to the Offer, as more fully described in Section 9 of the Offer to Purchase. Further, the Outline provides that “. . . we would consider the degree to which the other party acted with the named bidder, and to the extent to which the other party benefits from the transaction.” As described above, we have been advised that the Bidder did not act with any such parties. In addition, any benefit (or detriment) derived by such parties from the transaction is solely the result of their ownership of Bidder shares, without any other distinct direct or indirect other benefit of which the Bidder is aware.

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

        Lastly, the guidance contained in the Outline provides that another factor relevant to the analysis of whether a person is a bidder is whether adding the person as a named bidder would mean that shareholders would receive material information that is not otherwise required under the control person instruction. In accordance with Instruction C to Schedule TO, the Schedule TO discloses the required information with respect to IDB Development, IDB Holding and the entities and individuals which directly or indirectly control IDB Holding. If such persons had been named as bidders in the Schedule TO, we do not believe that resulting additional information that would have been added to the Offer materials, if any, would be material.

Item 10, Financial Statements

2.	Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder’s decision to participate in the offer. In particular, please address the size of the bidder’s holdings in the company following the consummation of the proposed offer. In this regard, we note your statement under this heading that the bidder currently holds a significant interest in the company. However, it remains unclear to us as to why this supports a conclusion that the financial condition of the bidder is not material when the bidder will increase its position to a majority. Please provide further analysis in this regard. We may have further comment.

Response

        The Bidder believes that, based on the factors described below, the financial condition of the Bidder is not material to a shareholder’s decision to participate in the Offer.

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

        In particular, with respect to the Staff’s comment as to the relevance of the Bidder’s significant interest in Fundtech, we note that footnote 195 to Final Rule: Regulation of Takeovers and Security Holder Communications Release No. 33-7760 (October 26, 1999) provides that “Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder”. The relevance of the Bidder’s significant existing equity stake is that the foregoing consequences will not occur as a result of the Offer in that they already exist. As described on page 5 of the Offer to Purchase, the Bidder already exerts substantial influence over Fundtech. Moreover, the Bidder believes that there will be little substantive effect, if any, on such influence as a result of its increasing its ownership from 42.9% to 57.9% (assuming the purchase of the maximum number of Fundtech shares sought in the Offer), with the only practical effects being (besides the Bidder having a larger investment in Fundtech) that (i) the Bidder will no longer be subject to the special tender offer requirements in Israel (as described in the Offer to Purchase) having crossed the 45% threshold and (ii) if the Bidder increases its ownership from 42.9% to more than 50.0%, it will have sufficient voting power to guarantee (as opposed to having significant influence over) the outcome of resolutions submitted to the shareholders of Fundtech. In this regard, we note that under the provisions of the Israeli Companies Law, (i) special disinterested shareholder approval requirements apply to transactions between the Bidder (or its affiliates) and Fundtech or transactions of Fundtech in which the Bidder (or its affiliates) has an interest (other than solely through the Bidder’s ownership of Fundtech shares), where such transactions are material to Fundtech, not in its ordinary course of business or not on market terms, thus ensuring that the Bidder will not be able to use a majority voting position to unilaterally approve transactions in which it or its affiliates have an interest and (ii) the voting requirements for resolutions in shareholder meetings are measured off of a percentage of votes cast. As such, given the fact that shareholder participation in voting at public companies is materially less than 100%1, the practical effect on the outcome of shareholder votes of a combined pre-Offer 43.6% ownership level (combining the shares owned by the Bidder with the Fundtech shares beneficially owned by its parent, IDB Development) is virtually identical to a potential post-Offer majority ownership position.

        With respect to other factors as to why the Bidder believes that the financial condition of the Bidder is not material to a shareholder’s decision to participate in the Offer, we note that (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Bidder not only has sufficient cash to purchase the Shares but, as described on page 12 of the Offer to Purchase, the Israeli Depositary, which is a TASE member, has agreed to guarantee the Bidder’s obligation to pay for the Shares, and, to secure the guarantee, the Bidder has already deposited into an escrow account an amount sufficient to pay for the maximum number of Shares tendered in the Offer. As such, there is no reason for concern on the part of a tendering holder as to the Bidder’s ability to pay for all tendered shares. In addition, unlike a case with a third party bidder with no prior relationship with Fundtech, Fundtech shareholders have had a prior opportunity to become familiar with the Bidder in light of its significant existing shareholdings. It should also be noted that although the Bidder does not squarely fit within the non-exclusive “safe-harbor” set forth in Instruction 2 to Item 10 to Schedule TO in light of its inability to satisfy the requirements of either clauses (c) or (d) thereof, we note that it does satisfy the requirements of clauses (a) and (b) thereof.2

[1]	We believe, based on inquiries of a leading proxy solicitation firm, that average shareholder participation for annual meetings has traditionally been slightly above 80%, with participation levels at special meetings slightly below 80%. Based on inquiries made with respect to Fundtech, the Bidder believes that participation in the two most recent annual meetings of shareholders of Fundtech (excluding the impact of the Bidder) was consistent with these figures.

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

Offer to Purchase

Summary Term Sheet, page i

3.	Refer to the question “Are there any conflicts of interest?” Please clarify here the conflict ofinterest with the Israeli depositary.

Response

        We direct the Staff to the revised disclosure in Amendment No. 1 and to the disclosure on page 7 under the heading “Interests of Persons in the Offer” and in footnote 2 to the table under the heading “Beneficial Ownership of Shares” on page 8 of the Offer to Purchase, which state that Clal Finance Batucha Investment Management, Ltd., the Israeli depositary, is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”).

Background to the Offer – Beneficial Ownership of Shares, page 8

4.	Refer to the first paragraph on page 9. Please tell us why you do not provide the disclosure required by Item 1008(b) of Regulation M-A with respect to transactions carried out by “companies controlled by” the bidder. Alternatively, please provide the disclosure.

Response

        The Offer to Purchase states, on Page 9, “Neither the Bidder and its officers and directors nor, to the Bidder’s knowledge after due inquiry of the relevant person or entity, any of the other persons and entities listed on Schedule I, or any associate or majority owned subsidiary of the Bidder, has effected any transaction in the Fundtech shares during the past 60 days, except for transactions in the open market made in the ordinary course of business by provident funds, mutual funds, pension funds, insurance companies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance.” We refer to such provident funds, mutual funds, pension funds, insurance companies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance, as the “Clal Insurance Funds”.

        Clal Insurance, a public company with shares listed on the TASE, is a majority owned subsidiary of IDB Development, the Bidder’s principal shareholder, and, consequently, may be deemed an affiliate of the Bidder solely as a result of the Bidder and Clal Insurance being “under common control”. The principal activity of Clal Insurance is the provision, through its subsidiaries, of financial and insurance services, including life, general, health, financial, credit and surety bond insurance. As part of such activities, provident funds, mutual funds, pension funds, insurance companies and/or similar financial bodies, which are managed by companies controlled by Clal Insurance, invest in marketable securities, including shares of Fundtech, in their ordinary course of business. Shares owned by the Clal Insurance Funds are held for the benefit of members of the public and/or investors in the relevant Clal Insurance Funds.

[2]	Instruction 2 to Item 10 to Schedule TO provides that "[f]inancial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class."

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

        IDB Development, the principal shareholder of both Clal Insurance and the Bidder, disclaims beneficial ownership of the Fundtech shares that are held by the Clal Insurance Funds (as opposed to Fundtech shares held by subsidiaries of Clal Insurance for the account of such subsidiaries). The Bidder believes that such disclaimer is consistent with the guidance contained in Section II.F.5 of SEC Release No. 34-39538 (Final Rules: Amendments to Beneficial Ownership Reporting Requirements (January 16, 1998), where the SEC noted that, in appropriate circumstance, ownership of securities held by a subsidiary institutional investor (the “shareholder entity”) may not be required to be attributed to a parent entity that is in a control relationship with the shareholder entity. Such a conclusion is appropriate where voting and investment powers for shares held by the shareholder entity are exercised independently of the parent entity (with such determination being based on facts and circumstances, including the existence of appropriate informational barriers and separation of personnel responsible for voting and investment decisions).

        Given these facts and the disclaimer of beneficial ownership described above, we do not believe that it would be necessary or appropriate for the Bidder to provide details of transactions, if any, in the Fundtech shares by the Clal Insurance Funds during the 60-day period preceding the commencement of the Offer. In fact, given that investment and voting power for shares held by the Clal Insurance Funds is exercised independently of IDB Development and the Bidder (and the other persons listed on Schedule I to the Offer to Purchase), it would be misleading for the Bidder to describe transactions, if any, by the Clal Insurance Funds in Fundtech shares during the relevant period in a manner that would suggest that such transactions were at the direction of, or otherwise should be attributed to, the Bidder, IDB Development or the other person listed on Schedule I to the Offer to Purchase.

        In addition, transactions carried out by the Clal Insurance Funds do not appear to be within the strict disclosure requirements of Item 1008(b) of Regulation M-A because the Instructions to Item 1008(b) state, in relevant part, that such disclosure is required with respect of (i) the filing person (the Bidder), (ii) a person named in Instruction C of the Schedule TO (for a list of such persons and entities, see Schedule I to the Offer to Purchase), (iii) an associate3 of the Bidder, or (iv) a majority owned subsidiary of the Bidder. Neither Clal Insurance, nor the Clal Insurance Funds, fall within these categories.

[3]	The term associate, when used to indicate a relationship with any person, means (1) a corporation or organization (other than the registrant or a majority-owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

Terms of the Offer, page 10

5.	Refer to the last paragraph on page 11. Since a subsequent offering period under rule 14d-11 is specifically precluded from the type of offer you are conducting, please delete the last sentence in the referenced paragraph.

Response

        We direct the Staff to the revised disclosure in Amendment No. 1.

Material U.S. Federal Income Tax and Israeli Income Tax Considerations, page 21

6.	We note the heading of this section and the related disclosure refer to “certain” of the material federal tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

Response

        We direct the Staff to the revised disclosure in Amendment No. 1.

Conditions to the Offer, page 30

7.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer conditions is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response

        The Bidder acknowledges that if it decides to waive any offer condition, it will expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. Additionally, if the Bidder determines that such waiver is a material change, it confirms that it will cause the Offer to remain open for at least five business days after the announcement of such waiver.

Mr. Daniel F. Duchovny, Esq.
March 10, 2008

General – Bidder Statement

        At your request, the Bidder further acknowledges that:

—	the Bidder is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

—	the Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Bidder believes that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to the Bidder’s shareholders; therefore, the Bidder does not currently intend to send any supplemental materials to the Bidder’s shareholders.

        Please do not hesitate to contact me at 212-735-3688 with any questions or comments you may have.

Very truly yours, /s/ Daniel E. Wolf —————————————— Daniel E. Wolf Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Clal Industries and Investments Ltd.
Ido Zemach, Adv. (Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.)